SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of December, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CNPJ n.º 33.700.394/0001 -40
NIRE 35300102771

PUBLICLY HELD COMPANY

SUMMARY MEETING OF THE EXECUTIVE BOARD OF UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A., HELD ON DECEMBER 15, 2006.

PLACE AND TIME: Avenida Eusébio Matoso, n.º 891, 4th floor, São Paulo, State of São Paulo, 03h00 p.m.

CHAIRMAN: Pedro Moreira Salles

QUORUM: More than half of the elected members.

RESOLUTION TAKEN UNANIMOUSLY BY THOSE PRESENT:

1.
Approved, for further appreciation of the Board of Directors, the proposal of payment of interest on capital stock referred to the forth quarter of 2006 to the shareholders of the Company, on the following amounts:

	(i)	The gross amount of R$ 0.0388235 for each common share and of R$ 0.0427059 for each preferred share; and

	(ii)	The net amount of R$ 0.0330000 for each common share and of R$ 0.0363000 for each preferred share, after the deduction of withholding income tax at a rate of fifteen percent (15%).

2.
Besides that, the proposal of payment to the shareholders of interest on capital stock complementary to the interest declared and paid according to the profit of the second semester of 2006, on the following amounts:

	(i)	The gross amount of R$ 0.0840879 for each common share and of R$ 0.0924967 for each preferred share; and

	(ii)	The net amount of R$ 0.0714747 for each common share and of R$ 0.0786222 for each preferred share, after the deduction of withholding income tax at a rate of fifteen percent (15%).

3.	Considering the proposals of items 1 and 2 above, the total amount proposed for the payment of interest on the capital stock to the shareholders of the Company corresponds to:

	(i)	The gross amount of R$ 0.1229114 for each common share and of R$ 0.1352026 for each preferred share; and

	(ii)	The net amount of R$ 0.1044747 for each common share and of R$ 0.1149222 for each preferred share, after the deduction of withholding income tax at a rate of fifteen percent (15%).

4.
In case of approval of the proposals mentioned on items 1 and 2 above, the payment of the referred interest will be effected in the form of the item 6 below. The amount of interest to be paid shall be considered as part of the mandatory dividend corresponding to the fiscal year of 2006, in accordance with the provisions of § 7th of the article 9th of the Brazilian Federal Law nº 9,249/95 and of § 8th article 44 of the By-Laws of the Company.

5.
Consequently, if the Board of Directors of the Unibanco Holdings S.A. approves a similar proposal to the one described on the item 1 above on the Meeting of the Board of Directors to be held on December 27th , 2006, the bearer of Shares Deposit Certificates (“Units”) will be entitled to receive interest on the capital stock referred to the total amount paid to the shares for it represented, in the form below:

	(i)	The gross amount of R$ 0.2616833 for each Unit;

	(ii)	The net amount of R$ 0.2224308 for each Unit, after the deduction of withholding income tax at a rate of fifteen percent (15%);

6.
Finally, in the case of approval of the above proposals, the shares of the Company will be traded EX-INTERESTS ON CAPITAL STOCK in the Brazilian and United States markets, from December 28th , 2006 on, and the payment of the mentioned interest will occur on January 31st , 2007. The date of January 02nd , 2007 will be considered as “Record Date” in order to comply with the Company’s obligations under the Global Depositary   Shares (“GDS”) program maintained by the Company in the United States of America.

7.
For the payment of interest on capital stock paid and credited in this year, UNIBANCO states that it has acted according to the rights that are granted him by article 9th of the Brazilian Federal Law nº 9,249/95 with its further amendments, in what refers to the accumulated limit applicable for the payment of interest on capital stock which is given by the application of the Long Term Interest Rates – TJLP on the net profit accounts,   specially in what refers to the limits related to 2001 fiscal year.

São Paulo, December 15th, 2006. (aa) Pedro Moreira Salles, José Lucas Ferreira de Melo, José Castro Araújo Rudge, Celso Scaramuzza, José Roberto Haym, Osias Santana de Brito, Roberto Lamy, Rogério Carvalho Braga and Ivo Luiz de Sá Freire Vieitas Junior. The present is an identical copy of the one registered in the Minutes Book of the Company.

São Paulo, December 15th, 2006.

___________________________________

___________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 15, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.